Scottish and Southern
Energy

Inveralmond House
200 Dunkeld Road
Perth
PH1 3AQ

Telephone: (0)1738 455154
Facsimile: (0)1738 455281

05011264

Securities and Exchange Commission
450 Fifth Street
WASHINGTON DC
20549
USA

8 September 2005

Dear Sirs

Ref: 82- 3099

I enclose copies of the announcements, and a listing of these announcements, which have been filed with the London Stock Exchange from 19 May 2005 to 8 September 2005.

The information is provided pursuant to Rule 12(g)3-2b of the Securities Exchange Act of 1934 as amended.

Yours sincerely

Anne Sutherland
Company Secretarial Assistant

9/19

List of Announcements

Date	Headline	LSE Number
01/06/2005	Acquisition	9987M
01/06/2005	Director Shareholding	0069N
01/06/2005	Holding(s in Company	0088N
02/06/2005	Annual Report and Accounts	0560N
27/06/2005	Additional Listing	1046O
01/07/2005	IFRS	3371O
01/07/2005	Director/PDMR Shareholding	3440O
01/07/2005	Director/PDMR Shareholding	3505O
06/07/2005	Corporate Update	5699O
15/07/2005	Director/PDMR Shareholding	9414O
21/07/2005	Director/PDMR Shareholding	1680P
26/07/2005	Director/PDMR Shareholding	3213P
27/07/2005	Artfield Fell Wind Farm Open	3650P
28/07/2005	Corporate Update	4135P
28/07/2005	AGM Statement	4341P
02/08/2005	Second payment from TXU	6304P
03/08/2005	Director/PDMR Shareholding	6774P
09/08/2005	Holding(s in Company	8852P
11/08/2005	Director/PDMR Shareholding	0050Q
17/08/2005	Director/PDMR Shareholding	1852Q
19/08/2005	Director/PDMR Shareholding	2912Q
31/08/2005	IFRS Seminar	6372Q
06/09/2005	Director/PDMR Shareholding	8978Q
06/09/2005	Blocklisting Interim Review	9190Q
08/09/2005	Corporate Update	9987Q

82 - 3099

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Corporate Update
Released	10:00 08-Sep-05
Number	9987Q

Scottish and Southern Energy

RNS Number:9987Q
Scottish & Southern Energy PLC
08 September 2005

SCOTTISH AND SOUTHERN ENERGY PLC

EXTENSION TO TANGY WIND FARM

Scottish and Southern Energy plc ("SSE") has received consent from Argyll & Bute Council to extend its wind farm at Tangy in Argyll. The wind farm currently has an installed capacity of 13MW. Consent has been granted for the development of an additional 6MW, taking the total capacity to 19MW.

Including the existing wind farm at Tangy, SSE has 42MW of operating capacity at three wind farms in Scotland. It is on course to complete the development of the Hadyard Hill wind farm in Ayrshire (120MW) and the new plant at Fasnakyle hydro-electric power station (7MW) before the end of the current financial year. It has also recently received consent to develop a new large-scale hydro-electric power station at Glendoe which will have a capacity of around 100MW.

Ian Marchant, Chief Executive of SSE, said:

"I am pleased that we have been able to secure consent to extend our wind farm at Tangy and that our plans to invest in renewable energy are continuing to progress. As with our existing projects, our aim will be to complete the construction phase in as smooth and professional a manner as possible."

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Blocklisting Interim Review
Released	16:38 06-Sep-05
Number	9190Q

RNS Number:9190Q
Scottish & Southern Energy PLC
06 September 2005

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 6th September 2005

Name of applicant:		Scottish and Southern Energy plc		
Name of scheme:		Executive Share Option Scheme		
Period of return:	From:	1 March 2005	To:	31 August 2005
Balance under scheme from previous return:		104,454		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		300,000		
Number of securities issued/allotted under scheme during period:		120,200		
Balance under scheme not yet issued/allotted at end of period		284,254		
Number and class of securities originally listed and the date of admission		645,260 1 March 2005		
Total number of securities in issue at the end of the period		858,921,696		
Name of contact:		Anne Sutherland		
Address of contact:		200 Dunkeld Road, Perth PH1 3AQ		
Telephone number of contact:		01738.455154		

SIGNED BY ________Vincent Donnelly______________________________
Director/company secretary/suitably experienced employee/duly authorised officer,
for and on behalf of

________Scottish and Southern Energy plc______________________________
Name of applicant

liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 6th September 2005

Name of applicant:	Scottish and Southern Energy plc
Name of scheme:	SAYE Sharesave Scheme
Period of return: From:	1 March 2005 To: 31 August 2005
Balance under scheme from previous return:	540,806
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	1,900,000
Number of securities issued/allotted under scheme during period:	8,927
Balance under scheme not yet issued/allotted at end of period	2,431,879
Number and class of securities originally listed and the date of admission	645,260 1 March 2005
Total number of securities in issue at the end of the period	858,921,696
Name of contact:	Anne Sutherland
Address of contact:	200 Dunkeld Road, Perth PH1 3AQ
Telephone number of contact:	01738 455154

SIGNED BY _Vincent Donnelly____
Director/company secretary/suitably experienced employee/duly authorised officer,
for and on behalf of

_Scottish and Southern Energy plc____
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	12:36 06-Sep-05
Number	8978Q

Scottish and Southern Energy

82-3099

RNS Number:8978Q
Scottish & Southern Energy PLC
06 September 2005

The Company was notified on 5 September 2005 by Computershare Investor Services plc, the provider of the all employee Share Incentive Plan ('SIP'), of the following purchases in the Company's ordinary shares:-

(a) that 34,624 shares were purchased and allocated at £9.97 using participating employees' gross salary ('Partnership Shares').

(b) that the Company matched the Partnership Shares purchased by employees and purchased and allocated a further 22,787 shares at £9.97 ('Matching Shares'). The Company gives employees 1 Matching Share for each Partnership Share bought by them up to a maximum of 5 Matching Shares per month.

The purchases, referred to above, were made pursuant to a regular standing order instruction with Computershare Investor Services plc for the monthly purchase of Partnership and Matching Shares.

The interests of Executive directors/PDMRs of the Company in the transactions were as follows:

Directors	Number of Partnership Shares	Number of Matching Shares	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood Director	13	5	0.000002%	21,790	0.003%
Ian Marchant Director	13	5	0.000002%	72,984	0.008%
Alistair Phillips-Davies Director	12	5	0.000002%	16,656	0.002%
Gregor Alexander Director	13	5	0.000002%	12,848	0.001%
Vincent Donnelly PDMR	13	5	N/A	N/A	N/A
Michelle Hynd PDMR	13	5	N/A	N/A	N/A
Paul Isgar PDMR	13	5	N/A	N/A	N/A
Graham Juggins PDMR	13	5	N/A	N/A	N/A
Anthony Keeling	12	5	N/A	N/A	N/A

Ian Manson PDMR	13	5	N/A	N/A	N/A
Mark Mathieson PDMR	13	5	N/A	N/A	N/A
Robert McDonald PDMR	13	5	N/A	N/A	N/A
James McPhillimy PDMR	13	5	N/A	N/A	N/A
Adrian Pike PDMR	12	5	N/A	N/A	N/A
Brian Smith PDMR	3	3	N/A	N/A	N/A
James Smith PDMR	13	5	N/A	N/A	N/A
Paul Smith PDMR	13	5	N/A	N/A	N/A
Alan Young PDMR	10	5	N/A	N/A	N/A
John Morea PDMR	13	5	N/A	N/A	N/A

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	IFRS Seminar
Released	10:04 31-Aug-05
Number	6372Q

Scottish and Southern Energy

82-3099

RNS Number:6372Q
Scottish & Southern Energy PLC
31 August 2005

SCOTTISH AND SOUTHERN ENERGY PLC
INTERNATIONAL FINANCIAL REPORTING STANDARDS

As previously announced on 1 July 2005, Scottish and Southern Energy plc will hold a seminar for analysts and investors on Wednesday 28 September 2005 on the transition to International Financial Reporting Standards. The seminar will begin at 0930BST and will take place at Financial Dynamics, Holborn Gate, 26 Southampton Buildings, London WC2A 1PB. A webcast facility will be available by going to www.scottish-southern.co.uk.

Enquiries to:

Scottish and Southern Energy

Alan Young, Director of Corporate Communications	+44 (0)870 900 0410
Denis Kerby, Investor and Media Relations Manager	+44 (0)870 900 0410

Financial Dynamics

Andrew Dowler	+44 (0)20 7831 3113

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	11:18 19-Aug-05
Number	2912Q

Scottish and Southern Energy

82-3099

RNS Number:2912Q
Scottish & Southern Energy PLC
19 August 2005

The Company was notified on 18 August 2005 by Computershare Investor Services plc, the trustee of the all employee Scottish and Southern Energy plc Share Incentive Plan ('SIP'), of the award of 50 free shares in the Company to eligible employees. The shares were awarded on 18 August 2005 and allocated at £9.9950 and will be held in trust for three years.

The interests of the Directors/ PDMRs of the Company in the transaction are as follows:

Name/ Designation	Number of shares awarded	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Ian Marchant Director	50	0.000006%	72,966	0.008%
Colin Hood Director	50	0.000006%	21,772	0.003%
Gregor Alexander Director	50	0.000006%	12,830	0.001%
Alistair Phillips-Davies Director	50	0.000006%	16,639	0.002%
Vincent Donnelly PDMR	50	N/A	N/A	N/A
Michelle Hynd PDMR	50	N/A	N/A	N/A
Paul Isgar PDMR	50	N/A	N/A	N/A
Graham Juggins PDMR	50	N/A	N/A	N/A
Anthony Keeling PDMR	50	N/A	N/A	N/A
Ian Manson PDMR	50	N/A	N/A	N/A
Mark Mathieson PDMR	50	N/A	N/A	N/A
Robert McDonald PDMR	50	N/A	N/A	N/A
James McPhillimy PDMR	50	N/A	N/A	N/A
Adrian Pike PDMR	50	N/A	N/A	N/A
Brian Smith PDMR	50	N/A	N/A	N/A
James Smith PDMR	50	N/A	N/A	N/A
Paul Smith	50	N/A	N/A	N/A

PDMR				
Alan Young	50	N/A	N/A	N/A
PDMR				

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	09:08 17-Aug-05
Number	1852Q

Scottish and Southern Energy

82-3099

RNS Number:1852Q
Scottish & Southern Energy PLC
17 August 2005

The Company announces the purchase on 15 August 2005 by Computershare Investor Services plc, the trustee of the all employee Scottish and Southern Energy plc Share Incentive Plan ('SIP'), of 65,300 ordinary shares in the Company at a price of £10.00 per share. The purchase was made in connection with the award of 50 free shares in the Company to eligible employees under the SIP. The shares will be awarded to eligible employees on 18 August 2005 and held in trust for three years.

The interests of the Directors / PDMRs of the Company in the transaction will be notified after the date of award.

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	13:21 11-Aug-05
Number	0050Q

Scottish and Southern Energy

RNS Number:0050Q
Scottish & Southern Energy PLC
11 August 2005

Notification of PDMR's Interests

On 4th August 2005 the Company was notified by the Trustees of the Scottish and Southern Energy Deferred Bonus Plan ("the Plan") of the following change in a PDMR's interests in the Company's ordinary shares ("the Shares") arising out of the operation of the Plan.

Awards of Shares under the Plan can be unconditionally released to participants following the third anniversary of grant.

On 4th Augus 2005 Robert MacDonald elected to call for the release of 1,219 Shares from the Deferred Bonus Plan Trust (the "Trust") and on the same date, 504 Shares were sold at £9.8955 per Share in order to discharge income tax and National Insurance contribution liabilities arising on the release of the Shares from the Trust with the remaining 715 shares being retained by Robert MacDonald.

The Trustees have transferred the Shares referred to above out of the Trust. As a result of these transactions the Trust holds a total of 616,617 Shares representing 0.07% of the Company's issued share capital.
The executive directors of the Company are technically deemed for Companies Act purposes to be interested in all the Shares held by the Trust.

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Holding(s) in Company
Released	09:43 09-Aug-05
Number	8852P

RNS Number:8852P
Scottish & Southern Energy PLC
09 August 2005

NOTIFICATION UNDER SECTION 198 TO 202 OF THE COMPANIES ACT 1985

The Company was notified on 8 August 2005 that Barclays plc, through various legal entities as listed below, has a notifiable interest in 38,180,391 ordinary 50p shares in Scottish and Southern Energy plc, being 4.45% of the issued share capital of the company.

Legal Entity	
Barclays Capital Securities Ltd	410,122
Barclays Global Investors Australia Ltd	374,985
Barclays Global Investors Ltd	18,132,221
Barclays Life Assurance Co Ltd	1,046,765
Barclays Private Bank Ltd	500
Barclays Global Investors Japan Trust and Banking	1,030,705
Barclays Private Bank and Trust Ltd	450
Barclays Global Fund Advisors	1,955,368
Gerrard Ltd	4,997,094
Barclays Bank Trust Co Ltd	30,564
Barclays Private Bank and Trust Ltd	17,938
Barclays Global Investors N.A.	10,059,284
Barclays Global Investors Japan Ltd	124,395
Group Holding	38,180,391

Registered Holder	
Barclays Capital Nominees Ltd	410,122
Barclays Trust Co & Others	4,113
Barclays Trust Co AS EXEC/ADM	515
Barclays Trust Co DMC69	13,400
Barclays Trust Co R69	12,536
BNP Paribas	60,517
Chase Nominees Ltd	470,456
Chase Nominees Ltd	7,735,913
Chase Nominees Ltd	270,886
CIBC Mellon Global Securities	35,921
Clydesdale Nominees HGB0125	2,920
Clydesdale Nominees HBG0125	1,270
Clydesdale Nominees HBG0125	4,230
Clydesdale Nominees HBG0125	6,660
Clydesdale Nominees HBG0125	1,640
Clydesdale Nominees HBG0225	1,218
Gerrard Nominees Ltd	26,040
Greig Middleton Nominees Ltd	440,935
Greig Middleton Nominees Ltd	210,000
Investors Bank and Trust Co	23,933
Investors Bank and Trust Co	300,352
Investors Bank and Trust Co	995,897
Investors Bank and Trust Co	1,789,414

Investors Bank and Trust Co	329,891
Investors Bank and Trust Co	194,805
Investors Bank and Trust Co	46,094
Investors Bank and Trust Co	639,570
Investors Bank and Trust Co	8,951
Investors Bank and Trust Co	4,329,091
Investors Bank and Trust Co	1,588,488
Investors Bank and Trust Co	24,813
Investors Bank and Trust Co	12,807
Investors Bank and Trust Co	161,040
Investors Bank and Trust Co	168,220
JP Morgan (BGI Custody)	258,215
JP Morgan (BGI Custody)	50,738
JP Morgan (BGI Custody)	76,442
JP Morgan (BGI Custody)	469,079
JP Morgan (BGI Custody)	102,975
JP Morgan (BGI Custody)	30,344
JP Morgan (BGI Custody)	44,256
JP Morgan (BGI Custody)	9,031,412
JP Morgan (BGI Custody)	14,716
JP Morgan (BGI Custody)	623,554
JPMorgan Chase Bank	716
JPMorgan Chase Bank	20,024
JPMorgan Chase Bank	1,333
JPMorgan Chase Bank	11,272
JPMorgan Chase Bank	55,352
JPMorgan Chase Bank	8,773
JPMorgan Chase Bank	26,400
JPMorgan Chase Bank	11,686
JPMorgan Chase Bank	160,734
JPMorgan Chase Bank	120,265
JPMorgan Chase Bank	114,373
JPMorgan Chase Bank	454,545
JPMorgan Chase Bank	8,213
JPMorgan Chase Bank	36,440
JPMorgan Chase Bank	91,509
JPMorgan Chase Bank	2,172
JPMorgan Chase Bank	23,600
JPMorgan Chase Bank	7,168
JPMorgan Chase Bank	147,524
JPMorgan Chase Bank	227,461
Master Trust Bank	4,395
Mellon Trust - Boston & SF	88,873
Mellon Trust - Boston & SF	116,827
Mellon Trust of New England	113,655
Mitsubishi Trust International	5,969
Mitsubishi Trust International	1,164
Northern Trust Bank - BGI SEPA	123,038
Northern Trust Bank - BGI SEPA	29,843
Northern Trust Bank - BGI SEPA	134,201
R C Greig Nominees Ltd	2,788,424
R C Greig Nominees Ltd a/c	758,755
R C Greig Nominees Ltd a/c	157,125
R C Greig Nominees Ltd a/c	84,398
R C Greig Nominees Ltd GP1	379,301
R C Greig Nominees Ltd SA1	152,116
Reflex Nominees Ltd	450
State Street	14,543
State Street Boston	557,899
State Street Boston	73,413
State Street Trust of Canada	40,699
Sumitomo TB	854
Zeban Nominees Ltd	500
Total	38,180,391

Regulatory Announcement

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	12:00 03-Aug-05
Number	6774P

Scottish and Southern Energy

RNS Number:6774P
Scottish & Southern Energy PLC
03 August 2005

The Company was notified on 2 August 2005 by Computershare Investor Services plc, the provider of the all employee Share Incentive Plan ('SIP'), of the following purchases in the Company's ordinary shares:-

a. that 31,660 shares were purchased and allocated at £9.77 using participating employees' gross salary ('Partnership Shares').

b. that the Company matched the Partnership Shares purchased by employees and purchased and allocated a further 20,829 shares at £9.77 ('Matching Shares'). The Company gives employees 1 Matching Share for each Partnership Share bought by them up to a maximum of 5 Matching Shares per month.

c. that an additional 248 shares were purchased at £9.77 to supplement the previous month's purchases and allocated pursuant to the SIP.

The purchases, referred to in paragraph (a) and (b) above, were made pursuant to a regular standing order instruction with Computershare Investor Services plc for the monthly purchase of Partnership and Matching Shares.
The interests of Executive directors/PDMRs of the Company in the transactions were as follows:

Directors	Number of Partnership Shares	Number of Matching Shares	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood Director	13	5	0.000002%	21,722	0.003%
Ian Marchant Director	13	5	0.000002%	72,916	0.008%
Alistair Phillips-Davies Director	13	5	0.000002%	16,589	0.002%
Gregor Alexander Director	13	5	0.000002%	12,780	0.001%
Vincent Donnelly PDMR	13	5	N/A	N/A	N/A
Michelle Hynd	12	5	N/A	N/A	N/A

Paul Isgar PDMR	12	5	N/A	N/A	N/A
Graham Juggins PDMR	13	5	N/A	N/A	N/A
Anthony Keeling PDMR	13	5	N/A	N/A	N/A
Ian Manson PDMR	13	5	N/A	N/A	N/A
Mark Mathieson PDMR	12	5	N/A	N/A	N/A
Robert McDonald PDMR	13	5	N/A	N/A	N/A
James McPhillimy PDMR	13	5	N/A	N/A	N/A
Adrian Pike PDMR	13	5	N/A	N/A	N/A
Brian Smith PDMR	4	4	N/A	N/A	N/A
James Smith PDMR	12	5	N/A	N/A	N/A
Paul Smith PDMR	13	5	N/A	N/A	N/A
Alan Young PDMR	10	5	N/A	N/A	N/A
John Morea PDMR	12	5	N/A	N/A	N/A

This information is provided by RNS
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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Second Payment from TXU
Released	14:59 02-Aug-05
Number	6304P

Scottish and Southern Energy

RNS Number:6304P
Scottish & Southern Energy PLC
02 August 2005

SSE RECEIVES SECOND DISTRIBUTION PAYMENT FROM TXU ADMINISTRATOR

Scottish and Southern Energy plc ("SSE") has today received a second net distribution payment of £41.6m from the administrators of TXU Europe Group plc in respect of its agreed claim.

SSE announced on 3 December 2004 that its subsidiary, SSE Energy Supply Ltd, had agreed a claim of £294.2m with the administrators, and certain of its subsidiaries, in respect of a 14-year contract originally entered into in 1997. Following approval of the company voluntary agreement on 28 January 2005 the first net distribution of £159.1m was received on 31 March 2005 from the administrator.

In it's Preliminary results statement in May 2005, SSE said it expected to receive further distributions of up to £100m and that over 85% of its agreed claim would be settled. Following this second payment, SSE expects to receive further distributions of up to £60m by the spring of next year.

Enquiries to:

Scottish and Southern Energy
Alan Young, Director of Corporate Communications 0870 900 0410
Denis Kerby, Investor and Media Relations Manager 0870 900 0410

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	AGM Statement
Released	13:46 28-Jul-05
Number	4341P

28 July 2005

SCOTTISH AND SOUTHERN ENERGY PLC
ANNUAL GENERAL MEETING

The Annual General Meeting of Scottish and Southern Energy plc ("SSE") took place in Pitlochry today. All 11 Resolutions, as set out in the Notice of Meeting on page 63 of the Annual Report 2005, were passed by shareholders.

For Further information contact:

Alan Young Director of Corporate Communications	0870 900 0410
Denis Kerby IR and Media Relations Manager	0870 900 0410
Andrew Dowler, Financial Dynamics	020 7831 3113

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Corporate Update
Released	11:00 28-Jul-05
Number	4135P

Scottish and Southern Energy

28 July 2005

SCOTTISH AND SOUTHERN ENERGY PLC
DEVELOPMENT OF SCOTLAND'S FIRST LARGE-SCALE HYDRO-ELECTRIC POWER STATION FOR 50 YEARS

Perth-based Scottish and Southern Energy (SSE) has decided to proceed with the development of Scotland's first conventional large-scale hydro-electric power station for 50 years, following the decision by Scottish Ministers to give consent for the development under Section 36 of the Electricity Act 1989.

The new hydro-electric scheme is at Glendoe in the western end of the Monadhliath mountains, to the east of Fort Augustus in Inverness-shire. The power station itself, which will be built under ground, will be located close to the south east corner of Loch Ness.

With an installed capacity of around 100MW (megawatts), Glendoe will be Scotland's second largest conventional hydro-electric station and the first large-scale station to be built since 1957, when the Errochty station in Perthshire, which has a capacity of 75MW, was opened.

The power station will produce around 180 million units of green electricity in a year of average rainfall, and will be very flexible and able to help to meet major fluctuations in demand for power. When synchronised, it will be able to start generating electricity at full capacity in 30 seconds and when operating at maximum capacity, Glendoe will be able to generate enough electricity to power around 250,000 homes.

The scheme involves collecting water from around 75 square kilometres - either directly or via 8 km of underground tunnels – in a new reservoir over 600 metres above Loch Ness. The drop from the reservoir to the turbine at the side of the loch – the 'head'- is, at over 600 metres, the biggest of any hydro station in the UK. The efficiency of a hydro station increases with the size of the head, making Glendoe the most efficient hydro scheme in the country.

The new reservoir will be situated at the head of Glen Tarff and will be impounded by a dam approximately 1,000 metres long, making it the longest dam in SSE's portfolio. The dam will be shaped to suit the topography and geology of the area and will be 35m at its highest point.

Following substantial refinements made to the scheme during the planning process, the overall cost of the project is expected to be around £140m. Preparatory work at the site will start immediately and full construction will start in the spring of 2006. Construction itself is likely to take around three years, followed by a period of commissioning which is expected to be completed towards the end of 2008. On this basis, the new scheme is likely to be generating electricity commercially from the winter of 2008/09. Up to 400 jobs are expected to be created during the construction phase.

Ian Marchant, Chief Executive of SSE, said:
"SSE has a long tradition of investment in and management of renewable energy schemes in the north of Scotland, and we will approach this development in a responsible and sensitive way, in keeping with the traditions of our predecessors in the old North of Scotland Hydro-Electric Board. Glendoe is a very significant project which will have to be managed carefully and sensitively during the demanding construction phase.

Glendoe complements our investment in refurbishing our existing hydro stations, in onshore wind energy and in biomass – as well as our interests in offshore wind, marine energy, micro generation and carbon capture. It confirms that there is much more to renewable energy than a dash for wind. As the most efficient hydro scheme in the country, it will be exceptionally flexible and will have a significant part to play in meeting peak demand for power. The Glendoe development will help keep SSE at the forefront of renewable energy developments in the UK."

For Further information contact:

Alan Young Director of Corporate Communications	0870 900 0410
Denis Kerby IR and Media Relations Manager	0870 900 0410
Andrew Dowler, Financial Dynamics	020 7831 3113

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Regulatory Announcement

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Artfield Fell Wind Farm Open
Released	11:44 27-Jul-05
Number	3650P

RNS Number:3650P
Scottish & Southern Energy PLC
27 July 2005

UK Minister for Energy Opens Artfield Fell Wind Farm

Energy Minister Malcolm Wicks MP today officially opened Scottish and Southern Energy's 20MW (megawatt) wind farm at Artfield Fell in Dumfries and Galloway.

The wind farm, which is situated 10 miles north east of Stranraer and consists of fifteen turbines, will produce enough energy to power around 15,000 homes. It cost £16m to develop.

Artfield Fell is SSE's third operational wind farm, and takes the total capacity of the company's wind farms to 42MW. The company expects to complete the construction of the Hadyard Hill wind farm in South Ayrshire (120MW) during this financial year and is in the process of applying for consent to develop seven other wind farms in Scotland, with a total capacity of almost 450MW.

In addition, SSE announced on 6 July plans to enter into a joint venture with Viking Energy to develop what would be the world's largest community-backed wind farm, with a capacity of up to 600MW, on the Shetland Islands.

The company also announced on 30 June, with BP, ConocoPhillips and Shell plans to commence engineering design of the world's first industrial scale project to generate 'carbon free' electricity from hydrogen at Peterhead in North East Scotland.

Mr Wicks said:

"I welcome this latest development from a company with a long history of involvement in hydro generation, and now wind energy. SSE is also supporting and developing other renewable energy sources such as deep water offshore wind farms, tidal energy, solar power and biomass generation. This demonstrates our incentives are achieving their desired effect of spurring companies to look at all renewable energy possibilities."

Ian Marchant, Chief Executive of SSE, said:

"Artfield Fell is the first of our wind farms which we have taken from conception to delivery. Its completion marks an important step forward in our plans to have around 1,000MW of generation capacity qualifying for Renewable Obligation Certificates by 2008.

I am particularly grateful for the constructive approach to the development adopted by Dumfries and Galloway Council and by the local community in Wigtownshire. Our priority now is to complete the construction of the Hadyard Hill wind farm and to make a further contribution to the achievement of Scotland's and the UK's renewable energy targets."

Enquiries to:

Scottish and Southern Energy
Alan Young, Director of Corporate Communications 0870 900 0410
Denis Kerby Investor and Media Relations Manager 0870 900 0410

This information is provided by RNS
The company news service from the London Stock Exchange

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82 - 3099

Regulatory Announcement

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	14:15 26-Jul-05
Number	3213P

RNS Number:3213P
Scottish & Southern Energy PLC
26 July 2005

Notification of Directors'/PDMRs' Interests
On 25 July 2005 the Company was notified by the Trustees of the Scottish and Southern Energy Deferred Bonus Plan ("the Plan") of the following changes in directors'/PDMRs' interests in the Company's ordinary shares ("the Shares") arising out of the operation of the Plan.

Awards of Shares under the Plan can be unconditionally released to participants following the third anniversary of grant ("the Maturity Date").

The following directors/PDMRs elected to call for the release of the Shares set out below following the Maturity Date. On 25 July 2005, sufficient Shares were sold at £9.705 per share in order to discharge income tax and National Insurance contribution liabilities arising on their release from the Deferred Bonus Plan Trust ("the Trust").

Executive director/PDMR	Shares released from the Trust	Shares sold at £9.705 to satisfy the tax liability	Shares remaining
Ian Marchant	14,063	5,798	8,265
Alistair Phillips-Davies	5,740	2,366	3,374
Gregor Alexander	1,477	609	868
Vincent Donnelly	1,995	822	1,173
Paul Isgar	995	410	585
Tony Keeling	1,161	479	682
Ian Manson	1,790	738	1,052
Adrian Pike	805	332	473
Brian Smith	2,793	896	1,278

The Trustees have transferred the Shares to satisfy these entitlements out of the Trust.

As a result of the transactions referred to above the Trust holds a total of 629,509 Shares representing 0.07% of the Company's issued share capital. The executive directors are technically deemed for Companies Act purposes to be interested in all the Shares held by the Trust. The executive directors shareholdings are as follows:

Executive director	Total holding following this notification	Total holding as a percentage of shares in issue
Ian Marchant	72,898	0.008%

Alistair Phillips-Davies	16,571	0.002%
Gregor Alexander	10,200	0.001%

Also, on 25 July 2005, the Company was notified by Natwest Stockbrokers that, Gregor Alexander had exercised 10,000 options at an option price of £5.47. 7,438 shares were sold at £9.6205 per share in order to discharge costs and income tax, and the balance of 2,562 shares has been retained. His shareholding is now as follows:

Executive director	Total holding following this notification	Total holding as a percentage of shares in issue
Gregor Alexander	12,762	0.001%

This information is provided by RNS
The company news service from the London Stock Exchange

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82 -3099

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	15:16 21-Jul-05
Number	1680P

Scottish and Southern Energy

RNS Number:1680P
Scottish & Southern Energy PLC
21 July 2005

The Company announces the purchase on 20 July 2005 by Computershare Investor Services plc, the trustee of the all employee Scottish and Southern Energy plc Share Incentive Plan ('SIP'), of 437,250 ordinary shares in the Company at a price of £9.60 per share. The purchase was made in connection with the award of 50 free shares in the Company to eligible employees under the SIP. The shares will be awarded to eligible employees on 18 August 2005 and held in trust for three years.
The interests of the Directors / PDMRs of the Company in the transaction will be notified after the date of award.

This information is provided by RNS
The company news service from the London Stock Exchange

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82-3099

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	13:55 15-Jul-05
Number	9414O

Scottish and Southern Energy

RNS Number:9414O
Scottish & Southern Energy PLC
15 July 2005

On 14 July 2005 the Company granted options over 1,678,450 shares to employees pursuant to the Company's all-employee savings-related share option scheme at an exercise price of £8.86 The options are over the Company's Ordinary 50p shares. The interests of the Directors /PDMRs of the Company in the transaction were as follows:

Directors/ PDMRs	Savings contract term	No of options
Colin Hood Director	5- year	1492
Alistair Phillips-Davies Director	5-year	1865
Paul Isgar PDMR	5-year	746
Rob McDonald PDMR	3-year	1069
Alan Young PDMR	5-year	559
Paul Smith PDMR	5-year	1119
Jim Smith PDMR	5-year	671
Graham Juggins PDMR	5-year	373
Mark Mathieson PDMR	5-year	373
Michelle Hynd PDMR	5-year	1865

This information is provided by RNS
The company news service from the London Stock Exchange

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82-3099

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Corporate Update
Released	13:53 06-Jul-05
Number	5699O

RNS Number:5699O
Scottish & Southern Energy PLC
06 July 2005

SSE GENERATION AND VIKING ENERGY LTD PLAN FOR 600MW WIND FARM

SSE Generation, the subsidiary of Scottish and Southern Energy ("SSE"), and Viking Energy Ltd ("Viking Energy") have signed a Memorandum of Understanding which is expected to lead to the establishment of a joint venture aimed at developing on the Shetland Islands a wind farm with a capacity of up to 600MW (megawatts).

Viking Energy is the company formed to represent Shetland Islands Council's interests in large-scale wind energy development in Shetland. Its involvement would make the 600MW scheme the largest community-backed wind farm development in Europe.

SSE Generation and Viking Energy currently have separate proposals for 300MW wind farms in the central mainland of Shetland. They expect that the proposals will be combined and lead to the creation of a plan for a single 600MW wind farm. Combining their separate proposals would enable the two organisations manage all of the issues surrounding the development of major wind farms, such as environmental assessment, as part of a single project.

Shetland is the windiest part of the UK which is, in turn, the windiest country in Europe. A wind farm on the Islands could be expected to have a load factor of up to 50%, meaning it would produce electricity at close to its maximum capacity for around half of the time. This would make it the most productive wind farm in Europe.

The development of the 600MW wind farm is subject to, amongst other things, the formal establishment of the joint venture between SSE Generation and Viking Energy, consent for the wind farm being secured from the Scottish Executive under Section 36 of the Electricity Act and on the provision of an undersea cable connecting the Islands to the electricity transmission system on the Scottish mainland.

At present, the Shetland electricity system is not connected to the electricity network on the mainland. The Islands are currently supplied by a 67MW power station at Lerwick, constructed in 1953, and by electricity generated at the Sullom Voe oil terminal and the existing Burradale wind farm.

The provision of an undersea cable by Scottish Hydro-Electric Transmission Ltd, also a subsidiary of SSE, requires Ofgem to approve the necessary investment. This means developers of renewable energy projects in Shetland have to demonstrate the viability of their investment proposals.

Ian Marchant, Chief Executive of Scottish and Southern Energy, said: "Our agreement with Viking Energy is a major step forward for the renewable energy ambitions of Scotland, the Shetland Islands and SSE. It brings a significant

step closer the development of the most productive wind farm in Europe.

Combining our proposals with Viking Energy should lead to a larger and more coherent development on the Islands. In looking at the issues around an undersea cable, we also need to assess what should be the long-term role of the existing power station in the Islands. Despite the many challenges, I am optimistic that we will be able to demonstrate the viability of an undersea cable to the mainland."

Enquires to:

Julian Reeves, Corporate Communications	0870 900 0410
Jennifer McGregor, Corporate Communications	0870 900 0410

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	11:47 01-Jul-05
Number	3505O

Scottish and Southern Energy

RNS Number:3505O
Scottish & Southern Energy PLC
01 July 2005

Headline: Director Shareholding

The company announces the purchase on 30 June 2005, by the Trustees of the Scottish and Southern Energy Deferred Bonus Plan, of 181,780 ordinary shares of 50p each in the Company at an average price of £10.094 per share. The Company also announces the performance-related awards to Executive Directors under the Plan.

On 30 June 2005, the following share awards to the Executive Directors were made:

Ian Marchant	35,107
Colin Hood	26,079
Alistair Phillips-Davies	17,386
Gregor Alexander	17,386

The Plan is designed to contribute to increasing shareholder return and motivation of senior management over the longer-term. Awards to participants in the Plan are dependent on the performance by individuals and by the Company. Participants are granted awards equivalent to their actual short-term bonus. As stated in the Annual Report and Accounts 2005, the value of the award is adjusted by reference to three factors: the company's relative performance in terms of Total Shareholder Return over a three-year period; safety (which is externally verified and compared to other energy companies) and relative performance in terms of customer complaints as recorded by the independent regulatory body, energywatch.

Each Executive Director will only receive from the Trust the number of shares to which they are entitled under their award. For Companies Act purposes, the Executive Directors are technically regarded as having an interest in all those shares held by the Trust.

This information is provided by RNS
The company news service from the London Stock Exchange

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82-3099

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	10:50 01-Jul-05
Number	3440O

Scottish and Southern Energy

RNS Number:3440O
Scottish & Southern Energy PLC
01 July 2005

The Company was notified on 30 June 2005 by Computershare Investor Services plc, the provider of the all employee Share Incentive Plan ('SIP'), of the following purchases in the Company's ordinary shares:-

a. that 27,196 shares were purchased and allocated at £10.085 using participating employees' gross salary ('Partnership Shares').

b. that the Company matched the Partnership Shares purchased by employees and purchased and allocated a further 13,446 shares at 10.085 ('Matching Shares'). The Company gives employees 1 Matching Share for each Partnership Share bought by them up to a maximum of 5 Matching Shares per month.

The purchase was made pursuant to a regular standing order instruction with Computershare Investor Services plc for the monthly purchase of Partnership and Matching Shares.

The interests of Executive directors of the Company in the transactions were as follows:

Directors	Number of Partnership Shares	Number of Matching Shares	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood	12	5	0.000002%	21,704	0.003%
Ian Marchant	12	5	0.000002%	64,633	0.008%
Alistair Phillips-Davies	12	5	0.000002%	13,197	0.002%
Gregor Alexander	12	5	0.000002%	9,332	0.001%

This information is provided by RNS
The company news service from the London Stock Exchange

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82-3099

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	IFRS
Released	09:19 01-Jul-05
Number	3371O

RNS Number:3371O
Scottish & Southern Energy PLC
01 July 2005

SCOTTISH AND SOUTHERN ENERGY PLC
INTERNATIONAL FINANCIAL REPORTING STANDARDS

Scottish and Southern Energy plc ("SSE") has applied International Financial Reporting Standards adopted for use in the European Union ("IFRS") with effect from 1 April 2005 and will report its results for the six month period ending 30 September 2005 on an IFRS basis. Its seminar for analysts and investors on the transition to IFRS will be held on 28 September 2005 and the presentation will also be available at scottish-southern.co.uk.

SSE is on course to finalise its transition to IFRS. Its Annual Report 2005, published in May 2005, described seven areas of impact identified in respect of the recognition and measurement issues on conversion to IFRS, and since then SSE has continued its preparations in respect of these and the other issues, working closely with its auditors, KPMG. These preparations were reviewed yesterday by the Board of SSE and, in advance of the main presentation in September, progress in respect of the issues described in the Annual Report is set out below. This statement does not include comment on specific accounting issues within the Group's joint ventures and associates which are currently under review.

Financial Instruments

Under IFRS (IAS 39), financial instruments or derivatives, including contracts for managing risks around interest rates and foreign currencies, which have been held off balance sheet under UK GAAP, are generally reflected at fair value on the balance sheet.

As permitted by the transitional rules set out in IFRS 1, SSE will be adopting IAS 39 (together with IAS 32) from 1 April 2005 without retrospective restatement of previous years. The net effect of IAS 39 in terms of SSE's Treasury and Energy Supply activities is expected to be mildly positive in respect of net assets at 1 April 2005:

(i) Treasury

In terms of its Treasury activities, the principles of hedge accounting will be adopted where applicable. SSE believes that the application of IAS 39 will result in a marginal decrease in net assets at 1 April 2005.

(ii) Energy Supply

Certain commodity contracts also fall within the definition of derivatives under IAS 39. These include contracts entered into in the course of SSE's energy trading activities for the purchase and sale of gas, coal, power and other products. Contracts not meeting the criteria for 'own use' treatment must be reflected at fair value in the balance sheet. The net impact of bringing these contracts on to SSE's balance sheet at 1 April 2005 is likely to be positive.

Over time, movements in underlying oil, gas or power prices will, however, lead to some volatility in reported results.

Income Taxes

Under IFRS (IAS 12) the discounting of deferred tax liabilities is no longer allowed and companies have to recognise the estimated future tax effects of temporary differences. As a result, the deferred tax liability currently held on SSE's balance sheet will increase by just over £300m as at 31 March 2005.

Property, Plant and Equipment

Under IFRS (IAS 16) all fixed assets, with the exception of land, are depreciated. Since privatisation, hydro civil assets have not been depreciated because they have been considered to have an indefinite life under UK GAAP. The expenditure to maintain the hydro generation infrastructure, which is presently dealt with using renewals accounting, will be reassessed, with appropriate IFRS book value restatement, and new depreciation policies will be adopted.

SSE intends to depreciate its hydro civil assets over 100 years. In future years, therefore, there will be a small additional depreciation charge, partly offset by the capitalisation of safety-related expenditure, resulting in a net additional charge to the profit and loss account of up to £1m per annum.

Employee Benefits

SSE was an early adopter of the full requirements of FRS 17 for its defined benefit pension schemes. As a result, the change to IAS 19 is not expected to result in significant restatement, although there will be a reduction in the value of SSE's defined benefit pension scheme net assets as at 31 March 2005 of the order of £10m to £20m, to reflect minor differences in the two standards.

Goodwill

Under UK GAAP, SSE has amortised goodwill from business acquisitions. Under IAS 36, residual goodwill balances will no longer be amortised but will instead be subject to an annual impairment review. Under transitional rules, SSE will not be revisiting the goodwill on acquisitions made prior to 1 April 2004.

On 31 March 2005, under UK GAAP, the value of goodwill on SSE's balance sheet was £260.6m (£274.0m on 31 March 2004) and the charge for the year ended on that date was £15.4m. SSE intends to carry forward the balance at 31 March 2004 and write-back the goodwill amortised in 2004/05.

SSE expects that all goodwill balances will pass the impairment tests for the foreseeable future.

Share-Based Payments

Under IFRS (IFRS 2) a charge is recognised on the fair value of the share-based payment awards. The fair value is calculated at the grant date using an option-pricing model and the charge is spread over the vesting period but this will not be a material change for SSE.

Emissions Rights

As IFRIC 3 has been withdrawn, SSE will account for emissions at 30 September 2005 in the light of discussions with other companies in the sector and what it believes to be best practice in accordance with the IFRS framework.

Other Accounting Changes

In addition to these seven issues, SSE has been addressing a number of other important accounting changes stemming from the adoption of IFRS:

- IAS 10 does not permit accounting for a dividend payable from the year's accounts unless that dividend has been declared before the end of the reporting year. As SSE normally declares its final dividend after its results are approved by its Board, it will not be accrued at the year end. This has the effect of increasing opening reserves at 1 April 2004 by £226m and closing reserves at 31 March 2005 by £260m, with a movement in the year of £34m. SSE will report dividend cover under IFRS, with the impact of IAS 39 (together with IAS 32), pension fund income and deferred tax being adjusted out.

- SSE does not believe, based on it's current assessments, that any of its long term power purchase contracts would be classified as finance leases under IAS 17 and IFRIC 4.

- Under IAS 32, which SSE will adopt in conjunction with IAS 39 from 1 April 2005, the convertible bond entered into in November 2004 will need to be split into debt and equity components which will result in a small increase to net assets and a small reduction in net debt.

- The new standards require that the investors' share of the results of equity accounted joint ventures and associates, such as Scotia Gas Networks in the case of SSE, be disclosed on the face of the profit and loss account as a single line of profit after interest and tax. Nevertheless, given the importance of the contributions from joint ventures and associates to SSE, sufficient information will be provided to allow operating profit to be calculated on a basis that is consistent with previous statements.

Summary

The net impact on SSE of these changes on the net assets at 1 April 2005 is expected to be immaterial with the negative adjustment for deferred tax being offset by the removal of the final dividend and a small net positive mark-to-market asset under IAS 39. Furthermore, it is likely that net debt at 1 April 2005 will be marginally lower, as a consequence of the revised treatment of the convertible bond.

Similarly, the impact on the income statement for the year to 31 March 2005 is also not likely to be significant, with the removal of the charge for amortisation of goodwill being the most significant amendment.

SSE will continue to focus attention on underlying earnings. Currently this is before any goodwill write-off, pension fund income and deferred tax. Following the adoption of IFRS, the goodwill amortisation will not be required but any income statement impact of IAS 39 (together with IAS 32) accounting will also be adjusted out.

While the transition to IFRS will lead to important changes in the way in which SSE's results are presented, SSE continues to believe that its adoption will not have any impact on its dividend policy.

The IFRSs that will be effective (or available for early adoption) in the annual financial statements for the year ended 31 March 2006 are still subject to change and to additional interpretations and therefore cannot be determined with certainty. Accordingly, the accounting policies for that year will be determined finally only when the annual financial statements are prepared.

Enquires to:

Alan Young, Director of Corporate Communications 0870 900 0410
Denis Kerby, Investor and Media Relations Manager 0870 900 0410

This information is provided by RNS
The company news service from the London Stock Exchange

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82-3049

Regulatory Announcement

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Additional Listing
Released	16:03 27-Jun-05
Number	1046O

Scottish and Southern Energy

RNS Number:1046O
Scottish & Southern Energy PLC
27 June 2005

Application for Admission of Securities to trading

The Company has applied to the UK Listing Authority for Admission of Securities to the Official List and to the London Stock Exchange for Admission of Securities to trading of 2,200,000 ordinary shares of 50p each in the Company. The issue is with respect to a block listing of shares, which will be allocated to employees as and when required on the exercise of their SAYE Sharesave and Executive share options.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Annual Report and Accounts
Released	11:06 02-Jun-05
Number	0560N

Scottish and Southern Energy

RNS Number:0560N
Scottish & Southern Energy PLC
02 June 2005

Scottish and Southern Energy plc

Electronic copies of the Company's Annual Report and the Summary Financial Statement for 2005 are now available on the company website, www.scottish-southern.co.uk and copies have been forwarded to UKLA for public viewing at the Document Viewing Facility.
Other shareholders will receive paper copies shortly.

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Holding(s) in Company
Released	14:46 01-Jun-05
Number	0088N

Scottish and Southern Energy

```
RNS Number:0088N
Scottish & Southern Energy PLC
01 June 2005
```

NOTIFICATION UNDER SECTION 198 TO 202 OF THE COMPANIES ACT 1985

Scottish and Southern Energy plc (the Company) was notified on 27 May 2005 that the Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International, Inc., Capital International S. A., Capital International Limited, and Capital Guardian Trust Company have a notifiable interest in 27,090,862 ordinary shares in the Company, being 3.1543% of the issued share capital of the Company.

The shares are registered as follows:

Holdings by CG Management Companies And Funds		**Number of Shares**
Capital Guardian Trust Company		13,058,982
Capital International Limited		10,474,080
Capital International S.A.		1,040,800
Capital International, Inc.		117,000
Capital Research and Management Company		2,400,000
	TOTAL	**27,090,862**

Represented by:	
State Street Nominees Limited	1,520,400
Bank of New York Nominees	755,700
Northern Trust	173,000
Chase Manhattan Bank Australia Limited	4,800
Chase Nominees Limited	5,917,028
BT Globenet Nominees Ltd.	229,600
Midland Bank plc	1,138,800
Cede & Co.	32,100
Deutsche Bank Mannheim	1,300
Bankers Trust	395,600
Barclays Bank	65,700
Brown Bros.	40,100
Nortrust Nominees	1,821,454
Royal Bank of Scotland	29,900
MSS Nominees Limited	24,300
State Street Bank & Trust Co.	24,800

RBSTB Nominees Ltd.	3,000
Citibank NA	12,800
Deutsche Bank AG	2,600
Mellon Bank N.A.	45,000
ROY Nominees Limited	12,700
Mellon Nominees (UK) Limited	388,400
HSBC	16,100
JP Morgan Chase Bank	403,800
State Street Nominees Limited	246,100
Bank of New York Nominees	2,095,344
Northern Trust	1,041,655
Chase Nominees Limited	1,747,900
Midland Bank plc	54,800
Bankers Trust	129,700
Citibank London	425,800
Morgan Guaranty	208,900
Nortrust Nominees	1,806,181
Royal Bank of Scotland	590,700
MSS Nominees Limited	34,100
State Street Bank & Trust Co.	183,000
National Westminster Bank	45,200
Lloyds Bank	21,200
Deutche Bank AG	898,400
HSBC Bank plc	753,900
Mellon Bank N.A.	35,100
KAS UK	30,900
Bank One London	113,200
Clydesdale Bank plc	7,200
JP Morgan Chase Bank	4,800
Bank of New York Nominees	23,700
Chase Nominees Limited	648,300
Credit Suisse London Branch	12,000
Midland Bank plc	27,600
Citibank London	12,700
Royal Bank of Scotland	57,500
State Street bank & Trust Co.	44,200
National Westminster Bank	26,600
Lloyds Bank	27,700
Deutsche Bank AG	21,000
HSBC Bank plc	132,700
HSBC	6,800
Nortrust Nominees	74,500
HSBC Bank plc	42,500
Chase Nominees Limited	2,400,000

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Shareholding
Released	14:16 01-Jun-05
Number	0069N

Scottish and Southern Energy

The Company was notified on 31 May 2005 by Halifax plc, the provider of the all employee Share Incentive Plan ('SIP'), of the following purchases in the Company's ordinary shares:-

(a) that 26,328 shares were purchased at £9.845 using participating employees' gross salary ('Partnership Shares').

(b) that the Company matched the Partnership Shares purchased by employees and purchased a further 1,765 shares at £9.845 ('Matching Shares') to add to the 15,430 shares previously unallocated. The Company gives employees 1 Matching Share for each Partnership Share bought by them up to a maximum of 5 Matching Shares per month.

The 43,523 Partnership and Matching Shares were allocated to employees at £9.925

The purchase was made pursuant to a regular standing order instruction with Halifax plc for the monthly purchase of Partnership and Matching Shares

The interests of Executive directors of the Company in the transactions were as follows:

Directors	Number of Partnership Shares	Number of Matching Shares	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood	13	5	0.000002%	21,687	0.003%
Ian Marchant	13	5	0.000002%	64,616	0.008%
Alistair Phillips-Davies	13	5	0.000002%	13,180	0.002%
Gregor Alexander	13	5	0.000002%	9,315	0.001%

82-3099

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Acquisition
Released	12:01 01-Jun-05
Number	9987M

Scottish and Southern Energy

RNS Number:9987M
Scottish & Southern Energy PLC
01 June 2005

SSE COMPLETES GAS DISTRIBUTION NETWORK INVESTMENT

Scotia Gas Networks plc ("SGN"), the company in which Scottish and Southern Energy plc ("SSE") has an equity interest of 50%, has today completed the acquisition of the Scotland and the South of England gas distribution networks from National Grid Transco plc ("Transco").

The total value of the acquisitions is £3,162m. Of this, £2,082m is being funded by non-recourse borrowings and £1,080m is being funded by equity and shareholder loans. This means that, in return for a cash consideration of £540m, SSE will receive 50% of the distributable earnings from the networks.

In total, the two networks - now named Scotland Gas Networks and Southern Gas Networks - comprise 73,000km of gas mains, delivering gas to around 5.6m industrial, commercial and domestic customers. Under an agreement with SGN, SSE is providing certain corporate and management services for the two networks.

John Morea, previously Director of Distribution for SSE, has been appointed Chief Operating Officer of SGN and Surinder Toor, previously Managing Director of American Electric Power's European business, has been appointed Chief Financial Officer.

Ian Marchant, Chief Executive of SSE, said: "I am delighted that this acquisition has been successfully completed. Our interest in gas networks makes SSE the second largest distributor of energy in the UK. As with electricity, our priority will be to ensure that SGN distributes gas to its customers safely, reliably and efficiently."

Enquries to:

Alan Young, Director of Corporate Communications 0870 900 0410
Julian Reeves, Communications Manager 0870 900 0410

END